Exhibit 99.3

November 11, 2026

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Autorité Des Marchés Financiers

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

Superintendent of Securities (Newfoundland and Labrador)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Northwest Territories

RE:	Glass House Brands Inc. (the "Company") – Notice of Change of Auditor (the "Notice") dated November 11, 2026 pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Dear Sirs/Mesdames,

As required by NI 51-102, we have reviewed the information contained in the Notice delivered by the Company to Macias Gini & O'Connell LLP, as successor auditor of the Company.

Based on our knowledge as of the date of this letter, we agree with the statements contained in the Notice insofar as they relate to Macias Gini & O'Connell LLP. With respect to the statements contained in the Notice that do not relate to Macias Gini & O'Connell LLP, we have no basis to agree or disagree.

Respectfully,

/s/ Macias Gini & O'Connell LLP

Irvine, California